Exhibit 14.1

KIROMIC, Inc.

Employee Handbook

Updated 02.19.19

This manual is merely a summary of current policies of KIROMIC. Nothing in this manual alters the fact that all employees of the company are employed “at will”. Employment may be terminated with or without cause or notice at the will of either the employee or company. Neither this manual nor any of its contents is an employment contract, an offer to enter an employment contract, or provides employees with any contract rights.

Executive Management

● Founder, Chief Executive Officer and Chief Scientific Officer:

Maurizio Chiriva-Internati, DBSc., Ph.D.

Maurizio Chiriva-Internati, PhD, D BSc, is Kiromic’s Chief Executive Officer and Chief Scientific

Officer. For the past 20 years, Dr. Chiriva-Internati has investigated tumor antigens as therapeutic and diagnostic tools. His research has led to the identification of novel cancer testis antigens for the development of immunotherapeutic strategies against solid and non-solid tumors. Dr. Chiriva-

Internati’s research is focused on developing new therapies for a variety of tumors, including multiple myeloma, acute myeloid leukemia, ovarian, lung, prostate, melanoma, and breast cancer. He is the author of 149 peer-reviewed publications, and is a journal reviewer for The

Lancet Infectious Diseases, Cancer Research, The Journal of Immunology, International Reviews

of Immunology, and Nature Reviews Clinical Oncology.

President and Chief Medical Officer:

Scott Dahlbeck, MD., Pharm.D

Scott Dahlbeck, MD, PharmD, is Founder, President and Chief Operating Officer of Kiromic. Dr.

Dahlbeck is an expert in prostate cancer research having served as a Radiation Oncologist of several cancer centers. Dr. Dahlbeck has also patented, manufactured, and commercialized intellectual property and has more than a decade of experience in medical and oncology commerce.

WELCOME TO KIROMIC

Welcome to KIROMIC. At KIROMIC, we are optimistic about the future and hope that your employment with us will be mutually rewarding. We look forward to an enjoyable and productive working relationship with you.

It is our goal at KIROMIC to outperform the competition in the areas of employment, service and safety. Pursuant to this goal, we strive to provide high quality products and services to our clients and customers. The work and attitude of our employees is important to the success of our company.

This handbook has been prepared for employees of KIROMIC. As an employee of KIROMIC, you should review the handbook and become familiar with all of the policies. Following your review of the handbook, you are to sign and return an Acknowledgement Form that will be provided to you. (A copy of the form can be found at the last page of this handbook.)

This handbook is only a summary of current personnel policies of KIROMIC compiled for convenient reference. Neither the handbook nor any policy set forth herein is a contract of employment, an offer to enter into a contract of employment, or provides employees any contract rights. No contract of employment is being offered or implied. No contract of employment is valid and binding on the Company unless it is in writing and signed by the EXECUTIVE MANAGEMENT.

The employees of KIROMIC are “at will” employees. This means that KIROMIC may terminate the employment of any employee at any time for any reason, or no reason at all, and the employee may terminate their employment at any time for any reason, or no reason at all. Employment is for an indefinite period and is subject to change in conditions, benefits, and operating policies.

The information contained in this document is in summary form and is intended to give you an overview of what is expected. Many items covered here may be covered in more detail in other company documents, which documents are controlling. KIROMIC reserves the right to at any time supplement, revise, revoke or rescind any part or all of this handbook or any or all of the benefits or policies set forth herein.

KIROMIC reserves sole discretion to interpret this handbook or any policy or benefit contained in this handbook.

Company Overview

Kiromic is a bio-pharmaceutical company that has discovered a group of cancer-related proteins used to safely reawaken the immune system to attack and remove cancer cells, sparing normal cells and tissue. Kiromic products will provide an effective method of fighting cancer without the usual side effects experienced with chemotherapy, radiotherapy, and surgery treatments.

Kiromic offers therapeutic, diagnostic, and research services and products for those interested in oncology. The company’s diverse capabilities allow it to independently research new methods of cancer treatment, perform trial studies, and offer products to clients with related interests.

Our Mission

“Kiromic’s mission is to restore the lives of cancer patients through the discovery and commercialization of cutting-edge diagnostic and therapeutic products.”

EMPLOYMENT POLICIES

Statement of Equal Opportunity

KIROMIC is an equal opportunity employer and will not discriminate in recruiting, hiring, training, promotion, transfer, discharge, compensation or any other term or condition of employment on the basis of race, religion, color, age (over age 39), sex, national origin, or on the basis of disability if the employee can perform the essential functions of the job, with a reasonable accommodation if necessary. Any employee who is aware of discriminatory conduct or who has any concern about a possible violation of this policy should immediately report the conduct or concern to his or her supervisor, designated human resource personnel or any corporate officer.

Discrimination and Harassment

KIROMIC disapproves of and strictly prohibits comments or actions by anyone that may create an offensive or hostile work environment for any employee because of the employee’s race, color, religion, age, sex, marital status, national origin, disability, ancestry, or medical condition. This policy extends not only to prohibiting unwelcome sexual advances and offensive sexual jokes, innuendos, or behaviors, but also prohibits offensive conduct related to or based upon factors other than sex.

Employees who believe they are victims of harassment or who are aware of harassment should immediately report the situation to a supervisor, the director of human resources, a designated human resources representative or any manager or corporate officer. An employee who thinks he or she is a victim of harassment may discuss the offensive conduct with the offender(s) before reporting it to management, but is not required to do so.

KIROMIC will promptly investigate complaints or reports of harassment. The investigation will be conducted, and complaints will be handled in a confidential manner to the extent realistically feasible. When warranted by the investigation, KIROMIC will take immediate and appropriate corrective action. Such action may include disciplinary action against the offender(s), which may range up to and include dismissal, depending on the severity of the conduct as assessed by KIROMIC.

No retaliation will be permitted against an employee who registers a complaint or reports a harassment incident, or against any employee who provides testimony as a witness or who otherwise provides assistance to any complaining or reporting employee, or who provides assistance to KIROMIC in connection with the investigation of any complaint or report.

After KIROMIC has taken appropriate corrective action to resolve a complaint or report of harassment, KIROMIC will make follow-up inquiries after an appropriate interval to insure that the harassment has not resumed and retaliation has not been suffered. However, victims and witnesses are not required to wait for follow-up. If harassment resumes or retaliation occurs, the victim or witness is encouraged to contact an appropriate KIROMIC supervisor, human resources representative, officer or other company manager immediately so KIROMIC may promptly and effectively act.

Immigration Law Compliance

KIROMIC is required by federal immigration laws to verify the identity and work authorization of all new employees. In keeping with the obligation, documentation that shows each person’s identity and legal authority to work must be inspected. Each new employee must also attest to his/her identity and legal authority to work on an I-9 Form provided by the federal government. This verification must be completed as soon as possible after an offer of employment is made and in no event more than three (3) business days after an individual is hired and before the individual begins work. A copy of this form will be provided to you for your completion. All offers of employment with KIROMIC are conditioned upon furnishing evidence of identity and legal authority to work in the United States in compliance with the federal law. Providing falsified documents of identity and eligibility to work in the United States will result in cancellation of your consideration for employment or dismissal if employed. Every rehired employee must also satisfy this requirement. It is the employee’s responsibility to ensure that the work authorization on file is current. The Department of Homeland Security recommendation is to apply for renewed authorization a minimum of ninety (90) days in advance of expiration. Inability to provide renewed authorization on or prior to the expiration date of the original document will result in the employee’s immediate termination.

Family Medical Leave Act (FMLA)

FMLA requires covered employers to provide up to 12 weeks of unpaid, job-protected leave to “eligible” employees for certain family and medical reasons. Employees are eligible if they have worked for a covered employer for at least one year and for 1,250 hours over the previous 12 months. In addition, the employee must be employed at a job site where at least 50 employees are employed within a 75-mile radius.

Reasons for Taking Leave:

Unpaid leave must be granted for any of the following reasons:

•	To care for the employee’s child after birth, or placement for adoption or foster care;

•	To care for the employee’s spouse, son or daughter, or parent, who has a serious health condition; or

•	For a serious health condition that makes the employee unable to perform the employee’s job

Generally, FMLA leave is unpaid. However, under certain circumstances, FMLA permits an eligible employee to choose to substitute paid leave for FMLA leave.

Advance Notice and Medical Certification:

The employee may be required to provide advance leave notice and medical certification. A failure to comply with the notice requirements may affect request for leave.

•	The employee ordinarily must provide 30 days advance notice when the leave is “foreseeable”

•

An employer may require medical certification to support a request for leave because of a serious health condition, and may require second or third opinions (at the employer’s expense) and a fitness for duty report to return to work

Job Benefits and Protection:

For the duration of FMLA leave, the employer must maintain the employee’s health coverage under any “group health plan.” Upon return from FMLA leave, most employees must be restored to their original or equivalent positions with equivalent pay, benefits, and other employment terms. The use of FMLA leave cannot result in the loss of any employment benefit that accrued prior to the start of an employee’s leave.

Contact the appropriate human resource personnel to determine FMLA eligibility.

Health Requirements

All employees shall be of sufficient good health to properly discharge their duties. Employees who have an infectious disease shall not be permitted to work for the duration of communicability. If an employee becomes ill or injured while on duty, it is his/her responsibility to report such illness or injury to his/her supervisor immediately. Failure to do so may result in a loss of potential benefits for that illness or injury. If an employee has excessive absences from work due to illness, his/her physical condition may be reviewed to determine the ability to continue in that position, and a physician’s release that he/she is able to work may be required.

Drug-Free Workplace

KIROMIC is committed to providing a work environment that is free from alcohol and illegal drugs, and prescription or over- the-counter drugs that impair the performance of essential job functions or increase risk of injury, death, or property loss. The costs of alcohol and drug abuse are staggering and are manifested by accidents, tardiness, absenteeism, property damage, increased occupational injury costs, increased health insurance costs, decreased productivity, the cost of replacing and retraining new employees, and employee theft. In an effort to minimize the effects of alcohol and drugs in the workplace, KIROMIC has adopted the following policy.

A.	The following are prohibited:

i.	Purchase, use, possession, distribution or being under the influence of alcohol on KIROMIC or client property, during working hours or at any time while on KIROMIC business.

ii.	Purchase, sale, possession, use, manufacture, distribution or being under the influence of any illegal drug at any time during your employment by KIROMIC; or

iii.

Use or being under the influence of any prescription or non-prescription (over the counter) drug that may adversely affect your performance of the essential functions of your job or increase the risk of injury, death or property loss of you or others.

iv.

Purchase, sale, use, distribution or possession, during working hours or while on company business, of any drug paraphernalia, including, but not limited to, any tools, equipment, supplies or materials used, designed or intended for the illegal or improper use of any drug.

v.

Reporting to or being at work with a measurable quantity of any alcohol, drug, intoxicant or narcotic in the blood or urine (except for any prescribed or over-the-counter drug of the type and at a level determined in the sole opinion of KIROMIC or its designee as neither interfering with performance of essential job functions nor increasing the risk of injury, death or property loss of you or others).

B.

Any employee of KIROMIC who at any time during his or her employment with KIROMIC is charged with, or convicted of, violating any law, the basis of which violation in any way involves the use or being under the influence of alcohol or any drug shall immediately report the charge or conviction to his or her immediate supervisor or any company official and in all cases, no later than the beginning of the next work day.

Violation of any part of this policy (or any change or conviction described in “B”) may result in disciplinary action, up to and including termination of employment.

Smoking

Smoking is not permitted by KIROMIC. If you have any questions, ask your supervisor.

Confidentiality of Information

Confidential information of KIROMIC, of any nature and in any form whatsoever, including, but not limited to, all data or information that is competitively sensitive or is not generally known or available to the public, client lists and files, and personnel records and data, shall be kept confidential and private and shall not be removed from KIROMIC premises without prior written authorization of KIROMIC. Such confidential information shall only be used for the benefit of KIROMIC and its interests.

Employee Investigations

KIROMIC recognizes the importance of employees who are honest, trustworthy, qualified, and reliable. For purposes of furthering these concerns and interests, before hiring an individual, KIROMIC reserves the right to investigate the individual’s prior employment history, personal and/or business references, educational background, and or other relevant information that is reasonably available. In hiring for certain positions, KIROMIC may review an applicant’s credit report and criminal background, if any. Consistent with these practices, all job applicants will be asked to sign a Release of Information Authorization, which will include a release of liability for disclosure of information by a third party. To the extent permitted by law, KIROMIC reserves the right to exclude any applicant from consideration for employment, where the applicant refuses to sign the Release of Information Authorization form as requested.

In addition, KIROMIC may find it necessary from time-to-time to investigate current employees, where behavior or other relevant circumstances raise legitimate questions concerning work performance, reliability, honesty, trustworthiness, or potential threat to the safety of co-employees or others. Where appropriate, these investigations may include credit reports and criminal records, including appropriate inquiries about any criminal investigation or arrest that is pending further proceedings. Employees subject to such investigations are required to reasonably cooperate with KIROMIC to obtain relevant information, and may be subject to disciplinary action, up to and including termination, for failure to do so.

All employees are strongly encouraged to immediately report any incidents of potentially threatening, harmful, or criminal behavior of co-employees, supervisors, customers, clients, vendors, or visitors.

Workplace Violence

The following are prohibited and will not be tolerated of any employee on KIROMIC premises or while on KIROMIC business:

a.	Any direct or indirect harassing, intimidating, abusive or threatening language, actions or behavior.

b.

Any direct or indirect plan, threat or act of violence, injury, death or property damage (including, but not limited to fistfights, wrestling or other forms of physical fighting with or without weapons).

c.	Possession, use or display of a weapon on company premises or while on company business.

Any employee violating this policy will be subject to disciplinary action, up to and including termination of employment.

Safety Policy

KIROMIC wants every employee to enjoy a safe workplace. Employees must comply with all safety rules and policies (and rules and policies of clients when on client premises) and all requirements of OSHA- the Occupational Safety and Health Act.

In accordance with applicable law, KIROMIC has established a safety committee to constitute and have such duties as defined by applicable state law. Employee members of the safety committee will be paid for their time while attending committee meetings or while otherwise engaged in committee duties. Employees must comply with the injury prevention program adopted by the safety committee.

Please observe KIROMIC safety rules in every phase of your work, with particular emphasis on proper lifting techniques when handling heavy objects. You are required to participate in the safety effort of KIROMIC by working safely and attending safety sessions when offered. Incidents involving personnel are reviewed on a regular basis to identify safety hazards. If you should have an incident or injury or observe an unsafe condition, report it to your supervisor immediately, no matter how insignificant it may seem.     Your particular job requirements may include additional specific safety guidelines, which you are required to observe and practice with no exceptions. You will not be subject to reprisal or retaliation for reporting unsafe conditions to management or outside enforcement authorities.

The following guidelines have been established as a part of KIROMIC’s safety policy:

•	The safe way is the right way to do each job. Shortcuts are not the way.

•	Know your job procedures. If in doubt, ask your supervisor.

•	Operate equipment only as authorized and with all safety guards in place.

•	Report unsafe acts to your supervisor before someone is injured.

•	Report unsafe conditions immediately to your supervisor.

•	Report unsafe equipment to your supervisor right away. Do not attempt repairs no matter how skilled you feel you are.

•	Report any incident right away (even if no injury) to your supervisor.

•	At the scene of an incident, be helpful, courteous, and avoid argument or discussion of the situation. Get your supervisor immediately (documenting conditions helps us help you).

•	Get medical aid even for small injuries. Delay can make it worse.

•	Arrive at work rested, clean, and in good health. Be able to give full attention to your job.

•	Report infections to your supervisor (which can be evidenced by conditions such as: skin eruption, boil, sore throat, vomiting, fever, etc.).

•	If you feel ill at work, report to your supervisor. Get medical aid to protect yourself and others. Keep health tests up to date.

•	Follow guidelines for health in the prevention of communicable diseases. These guidelines are for your health and safety and those with whom you work.

•	Warning signs help you prevent incidents. Obey them! Remind others, too.

•	If using chemicals, read labels carefully to follow safety warnings, mixing instructions, etc.

•	Horseplay is NOT allowed. Practical jokes can cause serious injury.

•	You are required to observe all safety notices posted and any specific safety requirements for your particular job.

•	Violent acts in the workplace, including threats and intimidation are NOT allowed. This includes all threats, verbal or physical. Any such occurrences should be immediately reported to management.

Reporting Injuries

To ensure that proper attention is given and appropriate action taken when an injury occurs within the workplace, please follow these procedures:

1.

Report the injury to your on-site supervisor immediately. If your supervisor is not immediately available, report to the manager or other authorized person. Seek or obtain medical attention if required.

2.

Report the injury to your KIROMIC supervisor and/or designated human resources representative within 24 hours, or as soon as practical. Worker’s Compensation laws require the processing of claims within reasonable time frames. All injuries/accidents MUST be reported promptly for claim submission.

3.

If you are involved in or are a witness to an incident, you should provide information in order for the appropriate report to be completed. Please be aware of the importance of immediate action in recording all details of the incident.

Incident Reports

An incident report must be filled out and signed by any employees who witness an incident or injury immediately following the occurrence. Failure to do so may result in disciplinary action. This policy is important to the safety and well being of all our employees.

Hazardous Chemicals

Introduction

OSHA developed the hazard communication standard with the goal of reducing the chance of chemically caused illnesses and injuries to workers by providing you, as an employee, with information regarding the hazards or chemicals you may be exposed to in your work. The standard requires that we have a written hazard communication program, which includes information on container labeling, Material Safety Data Sheets (MSDS), and an employee-training program.

Although the standard uses the word ‘‘Hazardous’’ to describe the chemicals in question, it also includes items we use everyday that many of you would not consider hazardous such as: motor oil, coolants, paint, solvents, and glues. These items are commonly used, sometimes daily, and rarely with any problems. However, they should be treated as hazardous chemicals. Knowing more about chemicals we use will make you aware of potential problems and help reduce or eliminate health and safety problems when you use these chemicals.

There are three areas you should be familiar with about chemical products to which you may be exposed:

•	Container Labeling

•	Listing of Chemical Products in Use

•	Material Safety Data Sheets (MSDS)

Container Labeling

Chemical containers cannot be shipped from the manufacturers or distributors unless they are properly labeled with the identity of the chemical. The label should tell you what chemical is in the container, what hazard that chemical may present and name and address of the manufacturer. Labels should not be defaced or removed and no chemical shipments should be accepted, even on a trial basis, without the proper label.

When transferring chemicals from large containers to a smaller container a label should be applied to the new container, unless the product is to be immediately and completely used by the person who transferred the chemical, and he or she knows the new container’s content and that the transfer to the new container is appropriate.

The basic purpose of labeling requirements are to give an immediate warning of the chemical inside the container and to remind you that more detailed information is available from Material Safety Data Sheets. If a chemical container has no label, immediately inform your supervisor so that the contents can be labeled appropriately. Do not use the contents of any container that does not have a label.

Chemical Product List

Each jobsite and office location has a list of chemical products used in our company’s operation. This list is alphabetized by product name and also by manufacturer’s name. Should you have questions on any of the chemicals on this list, you can request a copy of the Material Data Safety Sheet for your information. Make your request through your supervisor.

Material Safety Data Sheets (MSDS)

These are technical bulletins prepared by companies who make chemicals. They should contain the following information:

•	The identity of the chemical, including the chemical and common names.

•	Physical and chemical characteristics of the chemical.

•	Known acute and chronic health effects and related health information on the chemical.

•	Exposure limit.

•	Whether chemical is considered carcinogenic.

•	Precaution measures to take when using the product.

•	Name and address of the person who prepared the information.

•	Emergency and first aid procedures.

The safe use of chemicals depends on:

•

Recognizing the hazard: Know the product you are using, read the MSDS, become familiar with precautions to be taken, and heed warnings by the manufacturer. Use only in accordance with label instructions.

•	Evaluating your use: Look at yourself and what you are trying to accomplish with the chemical.

•	Controlling your exposure: Personal protection should be used as recommended, proper ventilation is required, and follow appropriate storage requirements.

Always consider these three elements when working with any chemicals.

Chemical Exposure

The MSDS should provide information on chemical exposure threshold limits and routes of entry, as these terms are described below.

Threshold limits - How much of a product you can be exposed to without it being hazardous. Example: fumes from solvents, adhesives, welding, etc. A small amount of fumes inhaled over a short period of time may or may not affect you. A small amount breathed continually for 8 hours a day or a 40-hour week will increase the overall dose and could have ill effects. On the other hand, a large amount of fumes for a few minutes may be irritating and may or may not have lasting effects.

Routes of entry - How chemicals get into our system: inhalation (breathing fumes or vapors), absorption (through skin pores after handling or getting on clothing), ingestion (swallowing or eating). Though you would not think of eating a chemical product, if you eat lunch, a snack at break time, or smoke a cigarette without washing your hands, you may be eating the chemical that is on your hands.

Types of Chemicals - Some examples and how they can affect us:

•	Corrosives – Such as battery acid and sulfuric acid, corrode or eat away at metals and steel and can do the same to your hands and face.

•	Irritants – Such as solvents, do as they say, they irritate the skin or membranes and can cause a rash or dermatitis.

•	Sensitizers – Such as epoxy and lacquers, affect the nervous system, coordination, muscle control, and thinking (brain).

•	Toxins – Such as carbon monoxide, enter the blood stream and are carried to the brain and nervous system. In excessive amounts, will shut them down.

•	Carcinogens – Such as asbestos fibers, are proven cancer causing to lungs and cell tissue.

Conclusion

Hazard communication is common sense thinking about what you are doing, informing yourself, preparing for the task, and taking the necessary precautions. What you do not know CAN HURT YOU. By knowing, checking the MSDS, evaluating your use, and controlling your exposure you can make chemical products work for you successfully and safely.

During Work Activities

You must observe and comply with the following:

1.

Use CAUTION when lifting any item. A two-person team must handle packaged or heavy items. Lifting heavy items requires a two-person lift. Remember, lift with your legs, not your back! Use assistive equipment, such as a dolly, when transporting heavy objects. If in doubt, consult your supervisor.

2.	Do not use any existing or new equipment that you have not been trained to use.

3.	Observe all safety precautions and/or manufacturer’s specifications prescribed for use of equipment. Always consult your supervisor if in doubt.

4.

All material handling will be in accordance with manufacturer’s specifications for loading, unloading, and moving. Materials stacking shall not exceed authorized heights as prescribed by management, and no unbanded or non- interlocking materials may be stacked higher than can be safely reached while standing on the ground.

Fire Emergency Procedures

The most frequent causes of fires are chemicals, grease, and careless smoking. In these conditions, a major fire can be only three minutes away from the ‘‘flashover’’ It is vital that you utilize the three major tactics: RESCUE, CONFINE, AND ALERT!

•	First, RESCUE anyone in the immediate path of a fire.

•	Second, CONFINE the fire. Shut doors and/or windows in the room or area where the fire is erupting. This will keep it from spreading into other areas, etc.

•	Third, ALERT. Utilize your fire alarm system to tell the fire department about the fire.

After you have completed the above steps, only then can you consider fighting the fire. Make sure you use the correct extinguisher for the type of fire that you are fighting. Do not place your safety in jeopardy. If you cannot RESCUE, CONFINE or ALERT without unreasonable danger or risk, then don’t!

Severe Weather

In the event of severe weather or a severe weather warning, take shelter in a designated severe weather shelter. Ensure that you are aware of the location of designated shelter areas.

EMPLOYEE RESPONSIBILITIES

Hours of Work Schedule

The hours of your scheduled work shift will largely be determined by the operational needs of the department in which you are assigned. Some departments will have regular schedules, which rarely change from week to week, and other departments will have schedules that vary to meet the needs of the department or KIROMIC. If an employee has a specific schedule request, efforts may be made to accommodate that request, taking into account the operational needs of the department or KIROMIC as a whole. However, in all events, work schedule and schedule changes are determined at the sole discretion of the KIROMIC.

Every employee is responsible for knowing and following his or her work schedule, including, but not limited to, reading the schedule and schedule updates or changes, knowing start and end times or workdays, shifts, and breaks, complying with such times, and knowing when meetings are and attending such meetings on time. It is your responsibility to, if applicable, clock in and out at the designated times on your schedule. Any desired schedule changes must receive prior approval from your supervisor.

Attendance and Punctuality

When you accept a position with KIROMIC you assume obligations. One of those obligations is to perform the duties of your position during the times specified. You are expected to be punctual and keep absences to a minimum. Failure to report, unjustified or excessive absence or tardiness may result in discipline, up to and including discharge from employment. Additionally, punctuality and attendance are factors that may be taken into account when determining promotions, salary increases and qualification for other benefits.

Absenteeism

Definition of Absence: Absence is any time (other than tardiness described below) that you are scheduled to work and you fail to be present at the designated work location for all of the scheduled time or shift or if you fail to report to your workstation more than 15 minutes late. It includes time off for sickness, but does not include pre-approved time off for vacation, or leaves of absence, or for designated holidays when you are not scheduled to work.

Reporting Procedure: In case of an absence, you must first notify your supervisor, department manager or facility manager. Notification must be given each day you do not report to work at least one (1) hour prior to the beginning of your scheduled shift. If you must be absent after you report to work, notification must be given when you first learn that you must leave work, but (except in an emergency) no later than one hour before you must leave work. It is your responsibility to personally make the contact unless you are physically unable to do so, in which case, you should have someone else make the contact for you. You must give the reason for your absence and the expected date of your return.

One or more unreported or unjustified absences within any 12-month period may result in disciplinary action, (up to and including termination of employment). If you are absent for 3 consecutive days without reporting to work or contacting your supervisor, you will be considered to have voluntarily resigned without notice at the end of the third day and your position may be filled.

Note: If you can provide an acceptable explanation, this policy may not apply. Such explanation may require substantiation and/or verification from sources other than you.

Excessive Absenteeism: Even if an absence is reported, you may be subject to disciplinary action (up to and including termination of employment) if you miss work too often. Examples of excessive absenteeism include, but are not limited to:

a.	Twelve full or partial days absent, consecutive or not, in any 12-month period.

b.	Three full or partial days absent, consecutive or not, in a 30-day period.

c.	Five full or partial days absent, consecutive or not, in any 6-month period.

KIROMIC, in its sole discretion, will determine excessive absenteeism. Unless determined by KIROMIC to be an abuse, time off for medical/dental appointments, school activities (for you or your children), or other personal business will not be counted as excessive absenteeism if your supervisor approves it at least three business days in advance. However, this time off will be documented as an absence.

Tardiness

Definition of Tardiness: You are tardy any time you arrive at your workstation, or are not appropriately groomed, dressed and ready to work, at the beginning of your scheduled shift. Tardiness also includes returning late from breaks or meal periods. If you are more than 15 minutes late, it will be considered an absence.

Reporting Procedure: If you must be late for work, it is your responsibility to personally contact your supervisor at least one (1) hour prior to the beginning of your scheduled work shift unless you are physically unable to do so. If you cannot call, have someone call for you. Failure to report your tardiness will count toward excessive absenteeism or excessive tardiness, as the case may be.

Excessive Tardiness: Even if tardiness is reported, excessive tardiness will result in disciplinary action, up to and including termination. Examples of excessive tardiness include, but are not limited to:

a.	Any tardiness on any three days in any 30-day period.

b.	Any tardiness on any five days in any 3-month period.

c.	Any tardiness on any twelve days in any 12-month period.

Jury Duty: Regular employees summoned for jury service will be given reasonable time off for the hours required for rendering such services to the court.

Compensation will not be reduced, nor will time away from work be deducted from accrued leave. Day shift employees are to report for work any time during normal duty hours when service to the courts is not required.

Employees shall not be required to account to Kiromic, Inc. for any fee or compensation received for jury service.

In order to qualify for pay during periods of such service, the employee must furnish documentary proof of service to his or her immediate supervisor.

Employees should notify their supervisor upon receiving a summons or subpoena. When an employee is called for such duty during a particularly busy time, the immediate supervisor can direct the employee to request a postponement from such service.

Conduct

The maintenance of extremely high standards of honesty, integrity, performance and conduct is essential to the proper performance of our business, the satisfaction of our clients and the maintenance of our clients’ trust. KIROMIC expects its employees to have careful regard for our standards and avoid even the appearance of dishonesty or misconduct. Our employees are expected to conduct themselves at all times in a professional and courteous manner, to exercise good judgment in the discharge of their responsibilities, and to conduct themselves in a manner that can be supported by management.

Any misconduct or violation of the policies in this handbook or otherwise of KIROMIC may result in disciplinary action up to and including termination of employment. Following are examples of conduct that may result in such disciplinary action:

1.	Unsatisfactory or careless performance or neglect of duties.

2.	Failure to use or maintain KIROMIC or client property in a proper manner.

3.	Altering, removing or destroying KIROMIC or client records and/or property.

4.	Deliberate or careless damage to KIROMIC or client property.

5.	Inappropriate, malicious, disparaging or derogatory oral or written statements concerning KIROMIC, or any of its clients, employees or representatives.

6.

Falsifying personal, client or KIROMIC records, including any employment application or other employment information, or any other records or documents related to the KIROMIC, its business or any of its clients, employees or representatives.

7.	Excessive tardiness, absenteeism or abuse of any paid time off policy.

8.	Failure to give proper notice of an expected absence.

9.	Dishonesty of any kind, including theft or misappropriation of property of KIROMIC, its employees, or past, current or prospective clients or representatives.

10.	Possession, use or display of any weapon on KIROMIC premises or while on KIROMIC business.

11.	Possession, use or being under the influence of drugs or alcohol on the premises or while on KIROMIC business.

12.	Any conduct endangering, or any verbal or nonverbal threat to endanger, property, life, safety or health.

13.	Disrespect for management, or any supervisor or employee or client of KIROMIC, including insubordination, failure to perform any reasonable assignment, or obscene or abusive language or behavior.

14.	Willful violation of HIPAA privacy laws.

15.	Violations of KIROMIC harassment policy or any other form of unlawful or unethical conduct, harassment or discrimination.

16.	Off-duty or pre-employment conduct that reflects or may adversely reflect on KIROMIC if the employee were to remain employed.

These examples are not all-inclusive, but merely illustrate the kind of conduct that may be detrimental to KIROMIC, its clients or employees. Employees may be discharged or disciplined for conduct not specifically mentioned in this handbook, as determined in the sole discretion of the KIROMIC.

Customer Relations

As an employee, you make a major contribution to our business growth. Your honesty, integrity, and competence in performing your job are necessary for customer satisfaction. Your ability to develop positive customer relations is essential to our job performance. If your duties include a support role, other employees should be treated as customers.

Dress Code

A neat professional appearance is a requirement at KIROMIC. It is expected that all employees will exercise good judgment and dress appropriately for their jobs. Any employee not dressed appropriately will be subject to discipline. See attached Dress Code policy.

Appearance

Your personal appearance is an important part of the way you represent KIROMIC to the public. Customers form an opinion of KIROMIC from your appearance and attitude. Neat and conservative attire creates a favorable impression. Please refrain from eating, smoking, or chewing gum in the presence of customers. Such actions may be offensive to customers and portray an unacceptable image.

These are the factors you should consider:

1.

Maintaining the highest standards relating to personal hygiene, including regular bathing and use of deodorant, brushing of teeth and using mouthwash as necessary, maintaining clean hands and fingernails at all times and the moderate use of cosmetics.

2.	The nature of the work.

3.	Safety considerations, such as necessary precautions when working near machinery.

4.	The nature of the employee’s public contact, if any, and the normal expectations of outside parties with whom the employee will work.

5.	The prevailing practices of other workers in similar jobs.

6.	The requirement of the KIROMIC’s management that all employees are expected to exercise good judgment and dress appropriately for their jobs.

7.

Any bandage worn must be kept clean and changed as often as necessary or appropriate. An employee with an open sore or wound is not permitted to handle any food products and may be restricted from other activities, especially in the health care area.

Please note: Your particular job may include more specific requirements, which will be provided by your supervisor.

Work Area

KIROMIC strives to make your working conditions as pleasant as possible. We ask your cooperation in keeping your work area neat and company equipment in good working order. The need for repairs or adjustments to mechanical equipment should be reported immediately to your supervisor. Secure confidential work papers and computer files away before leaving your office or work area for the day.

Telephone Courtesy and Usage

A large portion of KIROMIC business is conducted over the telephone. All telephone calls, whether from customers, fellow employees, or outside business associates should be handled promptly and courteously.

You may make necessary local personal telephone calls during the workday as long as they do not interfere with daily business or your performance of your work. Personal calls must be short in duration and very limited in number. Personal long distance telephone calls generally are not permitted. Your supervisor must approve long distance telephone calls in advance and payment arrangements must be made prior to placing the call.

Please make note that all telephone calls are subject to monitoring for training, or other KIROMIC purposes.

Use of KIROMIC Equipment

Equipment and resources such as copier, fax, computers, laptops, smart phones, postage machines, e-mail, internet access, telephone, pagers, and voice mail systems are in place to facilitate effective day-to-day business operations. Employees may not use KIROMIC equipment or resources for personal use or benefit without prior supervisor approval.

Desks, Lockers, and File Cabinets

The KIROMIC or its clients may from time to time provide office space, desks, computers or file cabinets for employee use in the performance of employment responsibilities, or locker space for employee use while at work. KIROMIC does not guarantee the security of any locker and employees are responsible for furnishing their own locks. Any lock will be voluntarily and immediately removed at the direction of KIROMIC. KIROMIC is not responsible for any article or item placed in any office space, locker, desk, file cabinet or computer, or otherwise brought on KIROMIC or client premises or on KIROMIC business, that is lost, damaged, stolen or destroyed. Weapons, explosives, alcohol and drugs are prohibited on KIROMIC premises, client premises or KIROMIC business and may not be placed in any office space, locker, desk or file cabinet. Employees have no privacy rights in any office space, locker, desk, file cabinet or computer (or their contents) on KIROMIC or client property, or provided by the KIROMIC or a client of the KIROMIC, for or on KIROMIC business. The KIROMIC reserves the right to inspect any such office space, locker, desk, file cabinet, computer, and their contents, and any other place or item on KIROMIC or client property, with or without advance notice or consent of any employee. Any person designated by the company or client may conduct such an inspection. Any employee who, upon request, fails or refuses to cooperate with any such inspection may be subject to disciplinary action, up to and including termination of employment.

Personal Property

All employees are cautioned not to bring valuables or large amounts of cash to work. Purses and wallets should be kept with you or stored in a locked place at all times. KIROMIC is not responsible for personal property that is lost, stolen, damaged, or destroyed; this includes your personal vehicle or other means of transportation. If you ride a bicycle to work, be sure to securely lock it in the designated space. Employees are responsible for providing their own locking devices.

Packages

Supervisors, department managers, administrative officers, and security personnel have the authority to request that any employee open for inspection any package or other container brought, carried, in possession or found on, or taken from, KIROMIC premises. Any employee who refuses to comply with a request for inspection will be subject to discipline up to and including termination of employment.

Gifts

To avoid a conflict of interest between what’s good for our customers and what might be personally advantageous for an employee, we have set the following policy on accepting gifts:

1.

Samples, T-shirts, hats, and desk accessories may by accepted, up to a total estimated value of all gifts from a particular customer or vendor at one time of $15.00 without prior approval of your supervisor. You must report all such gifts to your supervisor.

2.

All other vendor or customer gifts, including activities, travel, merchandise, and contests, must be approved by your supervisor through use of a special form provided by him or her. Oral pre-approval is acceptable for meals only.

3.	Solicitation of vendors or customers for any gift or money is not allowed.

Acceptance of any non-approved or non-qualifying vendor or customer gift may result in disciplinary action, up to and including immediate termination of employment.

Outside Employment

Subject to other policies, including Conflict of Interest below, KIROMIC has no objection to an employee holding another job (in addition to his or her employment with KIROMIC) as long as he or she can effectively meet the performance standards for his or her position with KIROMIC. However, we ask employees to think seriously about the effects that another job may have on their endurance, personal health and well being, performance, and effectiveness with KIROMIC. Employees holding another job must remember that KIROMIC is the primary employer and is entitled to the loyalty and primary efforts of the employee while employed with KIROMIC.

All employees will be held to the same scheduling demands and standards of performance. We cannot make exceptions for those who also hold outside jobs. If an outside position interferes with the employee’s ability to work for this KIROMIC, that employee will be subject to disciplinary action for tardiness and unsatisfactory attendance or work performance in accordance with normal disciplinary policy.

Conflict of Interest

During your employment with KIROMIC, you are prohibited from directly or indirectly competing with KIROMIC, including, but not limited to, providing, owning an interest in, or assisting any other person or entity that is in competition with KIROMIC or that provides any product, service or offering of a type that is the same or similar to that provided by KIROMIC from time to time. Additionally, during your employment with KIROMIC, you are prohibited from at any time directly or indirectly working for, assisting or owning an interest in any business or venture that constitutes a conflict of interest. KIROMIC will determine in its sole discretion whether any work or interest constitutes a violation of this policy. Before you begin to directly or indirectly work for, assist or own an interest in any other business or venture other than KIROMIC, you must notify your supervisor.

Supervisors

Questions about your job, pay, benefits, relations with your co-worker, policies and procedures or KIROMIC in general should be directed to your supervisor. Look to your supervisor for guidance and seek his/her assistance when you encounter difficulties. Cooperation and communication with your supervisor will promote a mutually beneficial work environment.

Each employee must follow the directions of his/her supervisor. Your supervisor is responsible for directing your work throughout your shift; evaluating your performance, providing instruction and guidance in your job, and taking any disciplinary action that may be necessary; though others at KIROMIC from time to time also may exercise one or more of these responsibilities. Disrespect of management or a supervisor, or disregard of the authority of either, will not be tolerated and may result in disciplinary action, up to and including termination of employment.

GENERAL PAYROLL INFORMATION

Employment Categories and Classifications

Each employee is categorized as either exempt or non-exempt. Ask your supervisor if you are not certain of your classification.

In addition, each employee is classified as either a full-time or part-time employee.

A full-time employee is defined as a common law employee employed in a category designated by management and scheduled to work at least 35 hours per week, or 1,820 hours per year. Full-time classification does not include part-time, temporary or occasional employees.

A part-time employee is defined as a common law employee employed in a category designated by management and scheduled to work less than 35 hours per week, normally averaging 18-25 hours per week. Part-time classification does not include full-time, temporary or occasional employees.

Time Cards (if applicable)

Certain employees must record their time on time cards. Your supervisor will provide you with time cards for you to keep a current record of your time at work. You are responsible for maintaining an accurate current record of your working hours. Accordingly, you must use the time card to record the time you begin and end work each day, and the beginning and end of any split shift. You also must record on your time card when you are absent from work, for any reason whatsoever.

Your time card is the record on which you (and in some cases KIROMIC) are paid. Consequently, it is important that your time card be accurate and complete and not be lost, falsified, or mutilated. If your time card is lost you may not be paid. If you become aware of a mistake on your time card, you must immediately inform your supervisor and/or the payroll liaison with the necessary correction.

Falsification of your time card (including, but not limited to hours) will result in immediate termination.

Payroll

Beginning June 2016 all current and newly hired employees will be paid monthly.

In addition, direct deposit of your payroll check is available and is strongly suggested.

Please contact your supervisor with any questions concerning the payroll process and your pay.

Payroll Deductions

Certain deductions are required by law to be taken from everyone’s pay while others are employee authorized. Deductions required by law include federal withholding tax, social security and Medicare contributions, and in most states, state withholding tax. Deductions from pay also will be made in accordance with any legally binding order or garnishment. Employees also may voluntarily elect to make certain deductions from pay for certain employee benefits offered from time to time by KIROMIC. Employee authorized deductions are those which may include premium payments for benefits.

Performance Reviews

Your performance is reviewed in writing by your supervisor at least annually. It may also be reviewed at any time at your supervisor’s discretion or upon your request. The reviews are designed to provide an opportunity to discuss your position, review performance, and set goals and objectives for future performance. Any adjustments to compensation are made based on a number of considerations, including performance.

Generally, your compensation is reviewed in conjunction with your annual review. More frequent evaluations do not include a review of, or adjustments to, compensation.

Change of Personal Status

Notify your supervisor or Client Support Department of any changes in your name, address, telephone number, or marital status. This insures your benefit and employment records are current.

BENEFITS

NOTE: Any benefits or benefit plans described in these policies are convenient summaries only. An employee’s eligibility for or rights to any benefits will be subject to and governed by the governing benefit plan documents and applicable law, as either may be amended from time to time. KIROMIC reserves to itself and to any administrator or fiduciary of any benefit or benefit plan described or referred to in this handbook (or any other benefit or benefit plan of KIROMIC), the discretionary authority to determine eligibility of any employee or claimant for or under any such benefit or plan, pursuant to the terms of the relevant plan document and applicable law, as either may be amended from time to time, and to interpret and construe the terms of any such benefit or plan. KIROMIC further reserves the right to at any time add, amend, modify, supplement or terminate any benefit, benefit plan or employee benefit. For answers to any questions you may have regarding any benefit or benefit plan, first refer to the applicable plan documents. For additional assistance, you may contact the plan administrator listed in the plan documents.

EMPLOYEE HANDBOOK ACKNOWLEDGEMENT FORM

By my signature below, I acknowledge that I have received and read the Employee Handbook for KIROMIC, that I have been given the adequate opportunity to ask questions and receive clarification, regarding the policies and procedures set forth in the Employee Handbook, and that I understand its contents.

I understand that I am required to abide by, and agree to abide by, KIROMIC’s policies as set forth in the Handbook or as otherwise adopted or implemented by “company” from time to time. I understand that there may be other policies or procedures in effect at KIROMIC from time to time that are not included in the Employee Handbook, and I agree to abide by those policies and procedures.

Unless otherwise agreed in writing by the Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer of KIROMIC (or a designee of any such Officer), I understand that I have no contract of employment with KIROMIC for any definite period of time, either oral or written, and that either I or KIROMIC may terminate my employment at any time with or without cause or notice. I understand that I am an “at will” employee of KIROMIC and that no agent or employee of KIROMIC, other than the officers listed in the preceding sentence has any authority to alter or make any agreement other than the “at will” relationship. I understand that neither this handbook nor any provision herein constitutes an employment contract, an offer to enter a contract of employment or part of an employment contract, or confers any contract rights.

I understand that KIROMIC may rescind, modify, change, or deviate from the Employee Handbook or any of its policies or procedures at any time, and any such rescission, modification, change, or deviation may become effective regardless whether the Employee Handbook has been revised or I have been notified.

I understand that this signed acknowledgement will be inserted in my personnel file.

Date

Employee Signature

Print Employee Name

KIROMIC DRESS CODE POLICY

THIS DRESS CODE POLICY (the “Policy”) is made on by KIROMIC (the “Company”) of 7707 Fannin St, Suite 140, Houston, TX 77054

This Policy affects all employees of KIROMIC while at its place of business or while attending any KIROMIC sanctioned or related event, activity or meeting.

A. DRESS CODE GUIDELINES

The Company has a casual dress code policy.

Any clothing for either men or women that reveals your mid-drift area, cleavage, chest, feet, or underwear is deemed not appropriate for the workplace. Women’s skirts and dresses should be worn at an appropriate length, no micro-mini, or mini-skirts or dresses are allowed.

Clothing should be clean and pressed and in good repair. Clean clothing is defined as clothing that is in good shape and not too haggard for the workplace.

B. ATTIRE RECOMMENDATIONS

The following will give the employee a guideline as to what is considered appropriate attire in the workplace. If you are unclear as to any provision, consult your supervisor for clarification. Above all else, employees are asked to use their good judgment in choosing appropriate attire for work.

1.	Pants

Slacks that are made of a synthetic fabric, wool, and cotton are acceptable, as well as any type of slacks that would be paired with a jacket is allowed. Inappropriate slacks would include extremely casual types of pants such as jeans, sweatpants, shorts of any type, overalls, or any type of form fitting pants are not allowed.

2.	T-Shirts and Jackets

T-shirts, sweaters, and tops that are proper workplace attire are appropriate. Any shirt that has terms, logos or pictures that could potentially offend someone are prohibited.

3.	Footwear

Tennis shoes, and any closed toe shoes are permitted, as long as they are appropriate for the workplace and do not expose the employee to any more physical danger than necessary.

Slippers, and open toe shoes are not permitted.

4.	Makeup/Cosmetic Items

Tasteful makeup is appropriate for work, while overdone make up is not. Cologne or perfume may not be worn to work since some employees or customers may be allergic to fragrance.

5.	Accessories

Jewelry is not allowed at the workplace. Visible body piercings are discouraged, except for pierced ears. Ties, scarves, and belts are allowed.

6.	Hats/Head Covering

Employees are not allowed to wear hats to work. Head covers are allowed only if they are for religious purposes.

If management determines that an employee is dressed inappropriately, they will be asked not to wear the item to work again. If the problem continues, they will be sent home and given a warning. Progressive disciplinary action will apply if the violations continue.

ACKNOWLEDGED AND AGREED TO BY:

Name of Employee:

Signature:

Date: